                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.   4  )*
                                           -----

                          Publix Super Markets, Inc.
                      ---------------------------------
                               (Name of Issuer)

                                 Common Stock
                        ------------------------------
                        (Title of Class of Securities)


                                     None
                                --------------
                                (CUSIP Number)

Tina P. Johnson, 1936 George Jenkins, Blvd., Lakeland, FL 33801  941/688-1188
- -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 June 9, 1995
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.    None                                             Page 2 of 5 Pages
          ----------                                              ---  ---


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Howard M. Jenkins   ###-##-####

2        Check the Appropriate Box if A Member of a Group*

                                                           (a) [ ]

                                                           (b) [ ]
3        SEC Use Only



4        Source of Funds*

         00

5        Check Box If Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                        [ ]

         N/A

6        Citizenship or Place of Organization

         United States

Number of
Shares                    7       Sole Voting Power                 13,050,626
Beneficially
Owned By                  8       Shared Voting Power               0
Each
Reporting                 9       Sole Dispositive Power            13,050,626
Person
With                      10      Shared Dispositive Power          0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         13,050,626

12       Check Box if the Aggregate Amount in Row (9) Excludes Certain
         Shares*                                               [ ]

         N/A

13       Percent of Class Represented by Amount in Row 11

         5.83%

14       Type of Reporting Person*

         IN

                                 SCHEDULE 13D
CUSIP No.    None                                             Page 3 of 5 Pages
          ----------                                              ---  ---



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Howard M. Jenkins
         Voting Trustee for the Jenkins Family Voting Trust

2        Check the Appropriate Box if a Member of a Group*

                                                           (a) [ ]


                                                           (b) [X]
3        SEC Use Only



4        Source of Funds*

         00

5        Check Box If Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                        [ ]

         N/A

6        Citizenship or Place of Organization

         Florida

Number of
Shares                       7    Sole Voting Power                 0
Beneficially
Owned By                     8    Shared Voting Power               0
Each
Reporting                    9    Sole Dispositive Power            0
Person
With                         10   Shared Dispositive Power          0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         -0-

12       Check Box if the Aggregate Amount in Row (9) Excludes Certain
         Shares*                                               [ ]

         N/A

13       Percent of Class Represented by Amount in Row 11

         -0-

14       Type of Reporting Person*

Continuation of Schedule 13D                                   Page 4 of 5 Pages
- --------------------------------------------------------------------------------


This statement is the fourth amendment to a statement on Schedule 13D filed with the Securities and Exchange Commission on August 7, 1987 (the "Initial Statement") by Howard M. Jenkins, for himself individually and in his capacity as Trustee of the Jenkins Family Voting Trust with respect to the common stock, par value $1.00 per share (the "Common Stock").

The undersigned hereby amends Items 3, 4, 5 & 7 by adding the following information.

Item 3.  Source and Amount of Funds or Other Consideration

The Jenkins Family Voting Trust terminated on June 9, 1995, and as a result of this termination shares were distributed, without further consideration, to the beneficiaries of the Voting Trust.

Item 4.  Purpose of Transaction

The Jenkins Family Voting Trust terminated on June 9, 1995. The decision to terminate the Jenkins Family Voting Trust was based on personal estate planning considerations of the beneficiaries of the Voting Trust.

The only other changes in beneficial ownership since the filing of the last amendment were gifts made by Howard Jenkins of 1,455,947 shares.

Item 5.  Interest in Securities of the Issuer

1.       Howard M. Jenkins

         (a) 13,050,626 shares of common stock, approximately 5.83% of the outstanding common stock.

         (b) Sole power to vote 12,888,523 shares (owned by Mr. Jenkins individually and held directly); sole power to vote 113,289 shares (owned by Barnett Childrens' Trust); sole power to vote 17,762 shares (owned by the Wesley Robinson Barnett Trust); sole power to vote 31,052 shares (owned by the Nicholas Jenkins Barnett Trust); sole power to dispose of 12,888,523 shares (owned by Mr. Jenkins individually and held directly); sole power to dispose of 113,289 shares (owned by the Barnett Childrens' Trust); sole power to dispose of 17,762 shares (owned by the Wesley Robinson Barnett Trust); sole power to dispose of 31,052 shares (owned by the Nicholas Jenkins Barnett Trust).

Continuation of Schedule 13D                                   Page 5 of 5 Pages
- --------------------------------------------------------------------------------


         (c)     See items 3 and 4 above.

2.       Jenkins Family Voting Trust, Howard M. Jenkins, voting trustee.

         (a)     -0- shares of common stock

         (b)     None

         (c) See items 3 and 4 above. The Jenkins Family Voting Trust ceased to be a 5% holder of securities on June 9, 1995.

Item 7.  Material to be Filed as Exhibits

Deed of Termination of Voting Trust Agreement (effective June 9, 1995)





                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                 Signature: /s/ Howard M. Jenkins
                           ---------------------------------
                           Howard M. Jenkins, individually and as Voting Trustee of the Jenkins Family Voting Trust


Date:  June 14, 1995